UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated September 2, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains the following:-

1.                                    A news release dated August 23,  2010 entitled  ‘Vodafone Introduces Portable Mobile WiFi and Mobile Broadband Device’

2.                                    Stock Exchange Announcement dated August 2, 2010 entitled ‘Block Listing Six Monthly Return’

3.                                    Stock Exchange Announcement dated August 3, 2010 entitled ‘Transaction in Own Securities’

4.                                    Stock Exchange Announcement dated August 4, 2010 entitled ‘Transaction in Own Securities’

5.                                    Stock Exchange Announcement dated August 6, 2010 entitled ‘Transaction in Own Securities’

6.                                    Stock Exchange Announcement dated August 9, 2010 entitled ‘Transaction in Own Securities’

7.                                    Stock Exchange Announcement dated August 10, 2010 entitled ‘Transaction in Own Securities’

8.                                    Stock Exchange Announcement dated August 11, 2010 entitled ‘Transaction in Own Securities’

9.                                    Stock Exchange Announcement dated August 12, 2010 entitled ‘Transaction in Own Securities’

10.                            Stock Exchange Announcement dated August 12, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

11.                            Stock Exchange Announcement dated August 13, 2010 entitled ‘Transaction in Own Securities’

12.                            Stock Exchange Announcement dated August 16, 2010 entitled ‘Transaction in Own Securities’

13.                            Stock Exchange Announcement dated August 17, 2010 entitled ‘Transaction in Own Securities’

14.                            Stock Exchange Announcement dated August 17, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

15.                            Stock Exchange Announcement dated August 18, 2010 entitled ‘Transaction in Own Securities’

16.                            Stock Exchange Announcement dated August 20, 2010 entitled ‘Transaction in Own Securities’

17.                            Stock Exchange Announcement dated August 23, 2010 entitled ‘Transaction in Own Securities’

18.                            Stock Exchange Announcement dated August 23, 2010 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.                            Stock Exchange Announcement dated August 24, 2010 entitled ‘Transaction in Own Securities’

20.                            Stock Exchange Announcement dated August 25, 2010 entitled ‘Transaction in Own Securities’

21.                            Stock Exchange Announcement dated August 26, 2010 entitled ‘Transaction in Own Securities’

22.                            Stock Exchange Announcement dated August 31, 2010 entitled’ Transaction in Own Securities – Voting Rights and Capital’

23 August 2010

VODAFONE INTRODUCES PORTABLE MOBILE WIFI AND MOBILE BROADBAND DEVICE

The DLNA Certified R201 to provide internet connectivity and sharing of digital media across several wireless devices

Vodafone today announced the launch of its new Digital Living Network Alliance (DLNA) certified Mobile WiFi device, the R201. The first of its kind, the R201 enables five Wi-Fi enabled devices to simultaneously share digital content which a customer has stored on the device, and access the internet via a Vodafone Mobile Broadband connection.

The R201 comes with embedded DLNA software, allowing Vodafone customers to view their digital content, such as music, video and photos, across all DLNA compatible devices, including laptops, netbooks, mobile phones, gaming devices, TVs and radios.

DLNA is a standard used to enable the sharing of digital media between different consumer electronic devices. For example, a DLNA compliant TV can interoperate with a DLNA compliant PC to play music, photos or videos. The specification also includes Digital Rights Management (DRM), to ensure that content is protected from unauthorised copying and use.

The device is particularly attractive to Small and Home Office workers as it can be used to map network drives and share files boosting their collaborative capabilities on the move. Thanks to embedded Samba Software, the device can effectively be used as a mini Linux server once an SD memory card is inserted. The device supports SD memory cards of up to 32GB which can be purchased separately.

The DLNA certified Vodafone Mobile WiFi hotspot acts as a central hub for storing digital content, from pictures, video, music and document files and sharing and displaying them on any other WiFi enabled, DLNA certified device in the home or in the office.

The device will be available in various countries where Vodafone operates during 2010. The device comes with a robust, contemporary industrial design, featuring an onboard display which allows the user to monitor connectivity information, as well as battery strength, signal strength and the number of active connected devices.

“The Vodafone R201 Mobile WiFi device enables our customers to take the WiFi connectivity experience they have at home or in the office everywhere with them, thanks to Vodafone Mobile Broadband,” said Huw Medcraft, Vodafone’s Director of Mobile Broadband. “By adding DLNA compatibility to the device, it becomes much more than a connection to the internet, by enabling users to connect to their other WiFi enabled DLNA devices and wirelessly share and enjoy their digital content, no matter where they are. We know that consumers in particular now have an array of Wi-Fi enabled devices that they use both at home and on the move - the R201 allows them to use them all in a highly convenient way.”

Vodafone has integrated the award winning Twonky Application, developed by PacketVideo. Twonky’s advanced connectivity includes but is not limited to DLNA standards, UpNP and proprietary protocols. It provides a seamless experience for digital media sharing on compatible home and mobile devices. By using Twonky, Vodafone customers can enjoy their media in multiple ways - see it, play it, hear it and share it with ease.

- ends -

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0)1635 33251

Media Relations

Tel:  +44 (0) 1635 664444

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		4,801,428
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,801,428

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		1,837,085
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,837,085

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		1,248,508
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,248,508

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		1,712,356
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,712,356

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Panafon Share Option Scheme (Rollover)
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		2,459,997
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,459,997

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		156,155
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		156,155

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom Plc Unapproved Share Option Scheme
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		445,626
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		445,626

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Airtouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		57,272,968
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		164,187
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		57,108,781

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		37,252,710
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		634,096
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		36,618,614

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

Date: 31 July 2010

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	1 February 2010	To:	31 July 2010
Balance of unallotted securities under scheme(s) from previous return:		NIL
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1,275,000
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		184,590
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,090,410

Name of contact:		Mr P R S Howie
Telephone number of contact:		(01635) 673923

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 August 2010

Number of ordinary shares transferred:	19,781

Highest transfer price per share:	150.5p

Lowest transfer price per share:	148.25p

Following the above transfer, Vodafone holds 5,064,256,881 of its ordinary shares in treasury and has 52,745,726,608 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 August 2010

Number of ordinary shares transferred:	70,416

Highest transfer price per share:	148.75p

Lowest transfer price per share:	148.75p

Following the above transfer, Vodafone holds 5,064,186,465 of its ordinary shares in treasury and has 52,745,797,364 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 August 2010

Number of ordinary shares transferred:	28,100

Highest transfer price per share:	150.9p

Lowest transfer price per share:	148.1p

Following the above transfer, Vodafone holds 5,064,158,365 of its ordinary shares in treasury and has 52,745,825,464 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 August 2010

Number of ordinary shares transferred:	40,761

Highest transfer price per share:	150.05p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,064,117,604 of its ordinary shares in treasury and has 52,745,866,225 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 August 2010

Number of ordinary shares transferred:	134,846

Highest transfer price per share:	150.55p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,063,982,758 of its ordinary shares in treasury and has 52,746,001,071 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 August 2010

Number of ordinary shares transferred:	359,201

Highest transfer price per share:	152.25p

Lowest transfer price per share:	152.25p

Following the above transfer, Vodafone holds 5,063,623,557 of its ordinary shares in treasury and has 52,746,380,272 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 August 2010

Number of ordinary shares transferred:	299,900

Highest transfer price per share:	154.9p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,063,323,657 of its ordinary shares in treasury and has 52,746,696,002 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

 In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 11 August 2010 by Computershare Investor Services PLC that on 9 August 2010, Luc Vandevelde, a non-executive director of the Company, acquired 653 ordinary shares of US$0.11 3/7 each in the Company through his participation in the Company’s Dividend Reinvestment Plan, for which each share was valued at 152.77 pence.  Following this transaction, Mr Vandevelde’s total interest in the Company is 73,482 ordinary shares.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 August 2010

Number of ordinary shares transferred:	204,751

Highest transfer price per share:	154.1p

Lowest transfer price per share:	154.1p

Following the above transfer, Vodafone holds 5,063,118,906 of its ordinary shares in treasury and has 52,746,900,753 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 August 2010

Number of ordinary shares transferred:	226,950

Highest transfer price per share:	150.95p

Lowest transfer price per share:	150.75p

Following the above transfer, Vodafone holds 5,062,891,956 of its ordinary shares in treasury and has 52,747,127,703 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 August 2010

Number of ordinary shares transferred:	52,685

Highest transfer price per share:	152p

Lowest transfer price per share:	152p

Following the above transfer, Vodafone holds 5,062,839,271 of its ordinary shares in treasury and has 52,747,180,388 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc ("the Company")

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibility of the Company:

The Company was advised on 16 August 2010 by HSBC Trustee (CI) Limited that on 13 August 2010, Sir John Bond, Chairman of the Company, acquired an interest in 13,093 ordinary shares of US$0.11 3/7 each in the Company ("Ordinary Shares") at the price of 154.3p per share through reinvestment of dividend income.  Following this transaction, Sir John's total interest in the Company is 370,677 Ordinary Shares.

The Company was also notified on 17 August 2010 by Computershare Trustees Limited that on 9 August 2010 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 152.77p per share through reinvestment of dividend income pursuant to the rules of the Vodafone Share Incentive Plan:

Wendy Becker	39
Michel Combes *	138
Andrew Halford*	758
Matthew Kirk	338
Ronald Schellekens	92

The Company was further notified on 17 August 2010 by Computershare Trustees Limited that on 11 August 2010 the following individuals acquired an interest in the following number of Ordinary Shares at the price of 150.95p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Wendy Becker	166
Michel Combes *	166
Andrew Halford*	166
Matthew Kirk	166
Ronald Schellekens	166

As a result of the above, interests in Ordinary Shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Michel Combes  669,193

Andrew Halford  2,334,240

* Denotes Director of the Company.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 August 2010

Number of ordinary shares transferred:	143,893

Highest transfer price per share:	153.25p

Lowest transfer price per share:	153.25p

Following the above transfer, Vodafone holds 5,062,695,378 of its ordinary shares in treasury and has 52,747,324,281 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 August 2010

Number of ordinary shares transferred:	87,249

Highest transfer price per share:	153.6p

Lowest transfer price per share:	153.6p

Following the above transfer, Vodafone holds 5,062,608,129 of its ordinary shares in treasury and has 52,747,411,530 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 August 2010

Number of ordinary shares transferred:	59,697

Highest transfer price per share:	153.25p

Lowest transfer price per share:	153.25p

Following the above transfer, Vodafone holds 5,062,548,432 of its ordinary shares in treasury and has 52,747,471,227 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company was advised on 20 August 2010 by UBS Wealth Management that on 6 August 2010, John Buchanan, Deputy Chairman of the Company, acquired an interest in 7,728 ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) at the price of 154.3p per share through reinvestment of dividend income.  Following this transaction, Mr Buchanan’s total interest in the Company is 218,783 Ordinary Shares.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 August 2010

Number of ordinary shares transferred:	24,524

Highest transfer price per share:	151.5p

Lowest transfer price per share:	151.5p

Following the above transfer, Vodafone holds 5,062,523,908 of its ordinary shares in treasury and has 52,747,495,751 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 August 2010

Number of ordinary shares transferred:	25,672

Highest transfer price per share:	150.35p

Lowest transfer price per share:	150.35p

Following the above transfer, Vodafone holds 5,062,498,236 of its ordinary shares in treasury and has 52,747,521,423 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 August 2010

Number of ordinary shares transferred:	45,170

Highest transfer price per share:	151.35p

Lowest transfer price per share:	150.35p

Following the above transfer, Vodafone holds 5,062,453,066 of its ordinary shares in treasury and has 52,747,566,593 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 August 2010

Number of ordinary shares transferred:	58,755

Highest transfer price per share:	149.85p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,062,394,311 of its ordinary shares in treasury and has 57,810,019,659 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,747,625,348 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,747,625,348. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: September 2, 2010	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary